Exhibit 99.2

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2016 and 2015

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the condensed interim unaudited consolidated financial statements and accompanying notes (the Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the three months ended March 31, 2016, as well as the Company’s audited consolidated financial statements and accompanying notes thereto, and MD&A, for the year ended December 31, 2015. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which vary from those of the US. This MD&A provides information for the three months ended March 31, 2016, based on information available to management as of May 5, 2016.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Three months ended March 31 (millions of Canadian dollars, except as otherwise noted)	2016	2015	Change
Revenues	1,672	1,808	(7.5%)
Purchased power	896	970	(7.6%)
Revenues, net of purchased power	776	838	(7.4%)
Operation, maintenance and administration costs	248	278	(10.8%)
Depreciation and amortization	188	187	0.5%
Financing charges	96	94	2.1%
Income tax expense	32	45	(28.9%)
Net income attributable to common shareholder of Hydro One	211	228	(7.5%)

Basic and diluted earnings per common share (EPS)	$1,485	$2,281	(34.9%)
Net cash from operating activities	374	426	(12.2%)
Funds from operations (FFO)[1]	383	488	(21.5%)
Capital investments	378	345	9.6%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,555	21,378	(3.8%)
Distribution: Electricity distributed to Hydro One customers (TWh)	7.0	8.7	(19.5%)

	March 31, 2016	December 31, 2015
Debt to capitalization ratio[2]	51.5%	50.9%

[1]	See section “Non-GAAP Measures” for description and reconciliation of FFO.

[2]	Debt to capitalization ratio has been calculated as total debt (includes total long-term debt, short-term borrowings and bank indebtedness, net of cash) divided by total debt plus total shareholder’s equity, including preferred shares but excluding any amounts related to non-controlling interest.

OVERVIEW

Hydro One is the largest electricity transmission and distribution company in Ontario. Hydro One owns and operates substantially all of Ontario’s electricity transmission network, and an approximately 123,000 circuit km low-voltage distribution network. Hydro One has three business segments: (i) transmission; (ii) distribution; and (iii) other business.

Transmission Business – Hydro One’s transmission business accounted for approximately 50% of the Company’s total assets as at March 31, 2016, and approximately 50% of its total 2016 first quarter revenues, net of purchased power.

Distribution Business – Hydro One’s distribution business accounted for approximately 38% of its total assets as at March 31, 2016 and approximately 50% of its total 2016 first quarter revenues, net of purchased power.

Other Business – Hydro One’s other business segment accounted for approximately 12% of Hydro One’s total assets as at March 31, 2016 and none of its 2016 first quarter revenues.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2016 and 2015

RESULTS OF OPERATIONS

Net Income

Net income attributable to common shareholder for the quarter ended March 31, 2016 of $211 million is a decrease of $17 million (7.5%) from the prior year. Significant influences on net income included:

•	unseasonably milder weather in the first quarter of 2016 resulted in a decrease in transmission revenues, mainly due to lower average Ontario peak demand in the quarter, and a decrease in distribution revenues, net of purchased power, due to lower energy consumption, partially offset by increased distribution rates.

•	the divestiture of Hydro One Brampton Networks Inc. (Hydro One Brampton) in August 2015; and

•	lower operation, maintenance and administration (OM&A) costs due to:

¡	lower customer service costs and bad debt expense related to completing the stabilization of the Company’s customer information system:

¡	lower costs relating to outsourcing support services; and

¡	decreased vegetation management expenditures relating to distribution lines clearing; partially offset by

¡	increased costs associated with responding to power outages and restoring power services as a result of an ice storm in March of 2016.

Revenues

Three months ended March 31 (millions of Canadian dollars, except as otherwise noted)	2016	2015	Change
Transmission	386	406	(4.9%)
Distribution	1,286	1,389	(7.4%)
Other	—	13	(100.0%)

	1,672	1,808	(7.5%)

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,555	21,378	(3.8%)

Distribution: Electricity distributed to Hydro One customers (TWh)	7.0	8.7	(19.5%)

Transmission Revenues

The decrease of $20 million or 4.9% in transmission revenues for the quarter ended March 31, 2016 was primarily due to lower average monthly Ontario 60-minute peak demand due to unseasonably milder weather in 2016, which more than offset increased Ontario Energy Board (OEB)-approved transmission rates for 2016.

Distribution Revenues

The decrease of $103 million or 7.4% in distribution revenues for the quarter ended March 31, 2016 was primarily due to lower purchased power costs, lower energy consumption resulting from the unseasonably mild winter temperatures in 2016, and the divestiture of Hydro One Brampton in August 2015, partially offset by increased OEB-approved distribution rates for 2016. The decrease in electricity distributed to Hydro One customers in the first quarter of 2016 was primarily due to lower energy consumption as noted above.

OM&A Costs

Three months ended March 31 (millions of Canadian dollars)	2016	2015	Change
Transmission	101	99	2.0%
Distribution	143	166	(13.9%)
Other	4	13	(69.2%)

	248	278	(10.8%)

Transmission OM&A Costs

The increase of $2 million or 2.0% in transmission OM&A costs for the quarter ended March 31, 2016 was primarily due to costs for certain network and carrier management, engineering and other services provided by Hydro One Telecom Inc. (Hydro One Telecom), partially offset by lower requirements for transformer equipment refurbishments and lower volume of corrective maintenance on power equipment.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2016 and 2015

Distribution OM&A Costs

The decrease of $23 million or 13.9% in distribution OM&A costs for the quarter ended March 31, 2016 was primarily due to the following:

•	a decrease in bad debt expense due to revised estimates of uncollectible accounts and lower expenditures related to completing the stabilization of the Company’s customer information system:

•	a decrease in outsourcing support services costs;

•	decreased expenditures due to the spin-off of Hydro One Brampton in August 2015; and

•	decreased vegetation management expenditures related mainly to distribution lines clearing; partially offset by

•	increased costs associated with responding to power outages and restoring power services as a result of an ice storm in March of 2016; and

•	increased costs related to the operations of newly acquired local distribution companies.

Other OM&A Costs

The decrease of $9 million or 69.2% in other OM&A costs for the quarter ended March 31, 2016 was primarily due decreased costs resulting from the spin-off of Hydro One Telecom to Hydro One Limited in November 2015, partially offset by increased consulting costs in 2016.

Income Tax Expense

Income tax expense for the quarter ended March 31, 2016 decreased by $13 million compared to 2015. The effective tax rate for the quarter was 13.1%, compared to 16.1% in the first quarter of 2015. The difference in effective tax rates is primarily due to lower net income before taxes with minimal change in temporary differences included in rates.

During the fourth quarter of 2015, in the course of the sale by the Province of a stake of approximately 15% in the Company, Hydro One exited the Province’s payments in lieu of corporate income taxes regime (PILs Regime) and transitioned to becoming taxable under the Income Tax Act (Canada). As part of this transition, there was a revaluation of the tax basis of the assets of Hydro One and its subsidiaries to fair market value. This step-up of the tax basis of the Company’s assets resulted in the recording of a $2.6 billion deferred tax asset. The inclusion of this non-cash deferred tax asset in the consolidated results of the Company during the fourth quarter of 2015 caused certain cash flow metrics including working capital and FFO to become non-comparable, and has the impact on a go-forward basis of increasing shareholder’s equity, resulting in the return on equity (ROE) calculated on a consolidated basis appearing significantly below the ROE allowed by regulators for the Company’s transmission and distribution businesses.

QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of Canadian dollars)	Mar. 31, 2016	Dec. 31, 2015	Sep. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sep. 30, 2014	Jun. 30, 2014
Revenues	1,672	1,513	1,645	1,563	1,808	1,662	1,556	1,566
Revenues, net of purchased power	776	727	789	725	838	769	776	742
Net income to common shareholder	211	132	188	131	228	216	169	110
Basic and diluted EPS	$1,485	$1,036	$1,869	$1,313	$2,281	$2,170	$1,693	$1,099

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2016 and 2015

SUMMARY OF SOURCES AND USES OF CASH

Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividends.

The following table presents the Company’s sources and uses of cash during the quarters ended March 31, 2016 and 2015:

Three months ended March 31 (millions of Canadian dollars)	2016	2015
Operating activities
Net income	212	234
Changes in non-cash balances related to operations	(12)	(66)
Other	174	258

	374	426

Financing activities
Long-term debt issued	1,350	—
Long-term debt retired	(450)	—
Short-term notes repaid	(536)	—
Return of stated capital	(226)	—
Dividends paid	(2)	(29)
Other	1	33

	137	4

Investing activities
Capital expenditures	(370)	(344)
Other	10	(5)

	(360)	(349)

Net change in cash and cash equivalents	151	81

Cash from Operating Activities

Cash from operations during the first quarter of 2016 totalled $374 million compared to $426 million during the first quarter of 2015. The decrease in cash from operations in 2016 was mainly due to changes in regulatory variance and deferral accounts that impact revenue and the decrease in net income, partially offset by changes in accounts receivable balances impacted by lower revenues, and increased purchased power accrual due to changes in the global adjustment rate.

Cash from Financing Activities

Cash from financing activities was $137 million during the first quarter of 2016, compared to $4 million during the first quarter of 2015. The increase in 2016 was primarily due to cash proceeds from issuance of long-term debt, partially offset by repayment of short-term notes and long-term debt and payment of dividends. See section “Liquidity and Financing Strategy” for details of the Company’s liquidity and financing strategy.

During the first quarter of 2016, Hydro One issued $1,350 million of long-term debt under its Medium-Term Note (MTN) Program, and repaid $450 million in maturing long-term debt, compared to no long-term debt issued or repaid during the first quarter of 2015.

During the first quarter of 2016, Hydro One paid dividends in the amount of $2 million ($2 million of common share dividends), compared to dividends totalling $29 million paid during the first quarter of 2015 ($25 million of common share dividends and $4 million of preferred share dividends). In addition, during the first quarter, Hydro One made a return of stated capital in the amount of $226 million.

Cash from Investing Activities

Cash used in investing activities during the first quarter of 2016 was $360 million compared to $349 million during the first quarter of 2015. The increase in 2016 was mainly due to higher capital investments in 2016; partially offset by capital contributions received. See section “Capital Investments” for details of the Company’s capital investments.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2016 and 2015

LIQUIDITY AND FINANCING STRATEGY

Short-term liquidity is provided through funds from operations, Hydro One’s Commercial Paper Program, and bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $1.5 billion in short-term notes with a term to maturity of up to 365 days. At March 31, 2016, Hydro One had $955 million in commercial paper borrowings outstanding, compared to $1,491 million outstanding at December 31, 2015. In addition, the Company has revolving bank credit facilities totalling $2.3 billion that mature between 2018 and 2020. The Company may use the credit facilities for working capital and general corporate purposes. The short-term liquidity under the Commercial Paper Program, the credit facilities and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s normal operating requirements.

At March 31, 2016, all of the Company’s long-term debt in the principal amount of $9,623 million was issued under its MTN Program. At March 31, 2016, the maximum authorized principal amount of medium-term notes issuable under the MTN Program was $3.5 billion, with $2,150 million remaining available until January 2018. The long-term debt consists of notes and debentures that mature between 2016 and 2064, and at March 31, 2016, had an average term to maturity of approximately 16.7 years and a weighted average coupon of 4.4%.

At March 31, 2016, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

At March 31, 2016, Hydro One’s long-term and short-term debt ratings from approved rating organizations were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS Limited (DBRS)	R-1 (low)	A (high)
Moody’s Investors Service (Moody’s)	Prime-2	A3
S&P	A-1	A

CAPITAL INVESTMENTS

During the first quarter of 2016, the Company made capital investments totalling $378 million and placed $161 million of new assets in-service, including replacements of end-of-life wood poles, new load connections and customer upgrades, and storm damage equipment replacements, compared to $345 million of capital investments and $187 million of new assets placed in-service in 2015.

The following table presents Hydro One’s capital investments during the three months ended March 31, 2016 and 2015:

Three months ended March 31 (millions of Canadian dollars)	2016	2015	Change
Transmission
Sustaining	181	169	7.1%
Development	40	33	21.2%
Other	14	9	55.6%

	235	211	11.4%
Distribution
Sustaining	86	70	22.9%
Development	39	44	(11.4%)
Other	18	18	—

	143	132	8.3%
Other	—	2	(100.0%)

Total Capital Investments	378	345	9.6%

Transmission Capital Investments

The increase of $24 million or 11.4% in transmission capital investments during the first quarter of 2016 was primarily due to the following:

•	the continued work on some of the Company’s major inter-area network development projects, such as the Clarington Transmission Station and Northwest Special Protection Scheme Replacement projects;

•	greater volume of work on overhead lines refurbishment and replacement projects and programs;

•	increased volume of integrated station component replacements to sustain the aging assets at transmission stations, including the Allanburg transmission station, the Espanola transmission station, and the Chenaux transmission station; and

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2016 and 2015

•	increased cyber system investments to adhere to the North American Electric Reliability Corporation Critical Infrastructure Protection (Cyber Security) standards; partially offset by

•	the completion of some of the local area supply work, such as the installation of a 230kV in-line circuit breaker at the Almonte transmission station, and breaker replacements at the Manby and Hearn transmission stations; and

•	lower volume of spare transformer equipment purchases to ensure readiness for unplanned transformer replacements.

Distribution Capital Investments

The increase of $11 million or 8.3% in distribution capital investments during the first quarter of 2016 was primarily due to the following:

•	increased storm restoration work as a result of an ice storm in March 2016, as well as a higher volume of work related to power quality issues;

•	continued work on the investment in the Advanced Metering Infrastructure Wireless Telecom Project to ensure continuity of smart meter and to enhance network communications;

•	increased wood pole replacements due to advance preparation work to take advantage of the mild weather conditions in the first quarter; and

•	investments in Customer Service Operations efficiency enhancements; partially offset by

•	reduced capital expenditures due to the Hydro One Brampton spin-off in August of 2015; and

•	lower volume of distributed generation connection customer driven work.

Major Transmission Projects

The following table summarizes the status of certain major transmission projects of Hydro One at March 31, 2016:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To-Date	Status

Development Projects:
Toronto Midtown Transmission Reinforcement	Toronto Southwestern Ontario	New transmission line	December 2016	$123 million	$101 million	In progress

Guelph Area Transmission Refurbishment	Guelph area Southwestern Ontario	Transmission line upgrade	September 2016	$103 million	$74 million	In progress

Clarington Transmission Station	Oshawa area Southwestern Ontario	New transmission station	2018/2019	$297 million	$142 million	In progress

Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	To be determined	—	OEB decision received in July 2015

Northwest Bulk Transmission Line	Thunder Bay Northwestern Ontario	New transmission line	As early as 2020	To be determined	—	Development work is in progress

East-West Tie Expansion Station Work	Northern Ontario	Station expansion	2020	$166 million	—	Development work is in progress

Sustainment Projects:
Bruce A Transmission Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2019	$109 million	$60 million	In progress

Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2019	$102 million	$48 million	In progress

Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2020	$95 million	$3 million	In progress

Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2020	$93 million	$4 million	In progress

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2016 and 2015

OTHER OBLIGATIONS

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of Hydro One’s debt and other major contractual obligations, as well as other major commercial commitments:

March 31, 2016 (millions of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt – principal repayments	9,623	50	1,578	1,150	6,845
Long-term debt – interest payments	7,884	423	815	727	5,919
Short-term notes payable	955	955	—	—	—
Pension contributions[1]	151	151	—	—	—
Environmental and asset retirement obligations	245	25	52	59	109
Outsourcing agreements	482	159	235	77	11
Operating lease commitments	36	10	14	10	2
Other	86	17	34	29	6

Total contractual obligations	19,462	1,790	2,728	2,052	12,892

Other commercial commitments (by year of expiry)
Credit facilities	2,300	—	800	1,500	—
Letters of credit[2]	151	151	—	—	—
Guarantees[3]	330	330	—	—	—

Total other commercial commitments	2,781	481	800	1,500	—

[1]	Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2016 minimum pension contributions are based on an actuarial valuation as at December 31, 2013 and projected levels of pensionable earnings.

[2]	Letters of credit consist of a $139 million letter of credit related to retirement compensation arrangements, and a $12 million letter of credit provided to the Independent Electricity System Operator (IESO) as prudential support.

[3]	Guarantees consist of prudential support provided to the IESO by Hydro One on behalf of its subsidiaries using parental guarantees of $330 million.

OTHER DEVELOPMENTS

Great Lakes Power Transmission Purchase Agreement

On January 28, 2016, Hydro One reached an agreement to acquire various entities that own and control Great Lakes Power Transmission LP, an Ontario regulated electricity transmission business operating along the eastern shore of Lake Superior, north and east of Sault Ste. Marie, Ontario from Brookfield Infrastructure, for $222 million in cash, subject to customary adjustments, plus the assumption of approximately $151 million in outstanding indebtedness. The acquisition is pending approval from the Competition Bureau as well as regulatory approval by the OEB. The application for the acquisition was filed with the OEB on March 10, 2016.

Upon completion of this acquisition, Hydro One’s transmission system will account for approximately 98% of Ontario’s transmission capacity, an increase of approximately 2%.

Share-based Compensation – Long-term Incentive Plan

On March 31, 2016, Hydro One Limited granted awards under the Long-term Incentive Plan (LTIP). These awards consist of approximately 124,120 Performance Stock Units (PSUs) and 149,120 Restricted Stock Units (RSUs), all of which are equity settled in Hydro One Limited shares.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2016 and 2015

NON-GAAP MEASURES

FFO

FFO is defined as net cash from operating activities, adjusted for the following: (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholder. As such, this measure provides a consistent measure of the cash generating performance of the Company’s assets.

The following table presents the reconciliation of net cash from operating activities to FFO:

Three months ended March 31 (millions of Canadian dollars)	2016	2015
Net cash from operating activities	374	426
Changes in non-cash balances related to operations	12	66
Preferred share dividends	—	(4)
Distributions to noncontrolling interest	(3)	—

FFO	383	488

RELATED PARTY TRANSACTIONS

Hydro One is owned by Hydro One Limited. The Province is the majority shareholder of Hydro One Limited. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Brampton and Hydro One Telecom are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the quarter ended March 31, 2016:

		Three months ended March 31
		2016	2015
Related Party	Transaction	(millions of Canadian dollars)
Province	Dividends paid	—	29
IESO	Power purchased	710	791
	Revenues for transmission services (based on OEB-approved uniform transmission rates)	376	405
	Distribution revenues related to rural rate protection	31	32
	Distribution revenues related to the supply of electricity to remote northern communities	8	8
	Funding received related to Conservation and Demand Management programs	7	12
OPG	Power purchased	2	6
	Revenues related to provision of construction and equipment maintenance services	1	2
	Costs expensed related to the purchase of services	1	1
OEFC	Payments in lieu of corporate income taxes	—	18
	Power purchased from power contracts administered by the OEFC	—	2
	Indemnification fee paid (terminated effective October 31, 2015)	—	5
OEB	OEB fees	4	3
Hydro One Limited	Return of stated capital	226	—
	Dividends paid	2	—
	Stock-based compensation costs	5	—
Hydro One Brampton	Revenues from management, administrative and smart meter network services	1	—
Hydro One Telecom	Services provided to Hydro One – costs expensed	6	—
	Services provided to Hydro One – costs capitalized	3	—

At March 31, 2016, the amounts due from and due to related parties as a result of the transactions described above were $163 million and $150 million, compared to $184 million and $142 million at December 31, 2015, respectively. At March 31, 2016, included in amounts due to related parties were amounts owing to the IESO in respect of power purchases of $130 million, compared to $134 million at December 31, 2015.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2016 and 2015

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in Hydro One’s internal controls over financial reporting during the three months ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

NEW ACCOUNTING PRONOUNCEMENTS

The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:

Recently Adopted Accounting Guidance

ASU	Date issued	Description	Effective date	Impact on Hydro One
2015-04	April 2015	Debt issuance costs are required to be presented on the balance sheet as a direct deduction from the carrying amount of the related debt liability consistent with debt discounts or premiums.	January 1, 2016	Reclassification of deferred debt issuance costs and net unamortized debt premiums as an offset to long-term debt. Applied retrospectively.

Recently Issued Accounting Guidance Not Yet Adopted

ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One
2016-02	February 2016	Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet. An exemption election is available for short-term leases.	January 1, 2019	Under assessment
2016-09	March 2016	This guidance simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows.	January 1, 2017	Under assessment
2016-10	April 2016	This guidance clarifies the identification of performance obligations and the implementation of the licensing guidance with respect to revenue from contracts with customers.	January 1, 2017	Under assessment

FORWARD-LOOKING STATEMENTS AND INFORMATION

The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to: statements regarding the Company’s transmission and distribution rates resulting from rate applications; statements regarding the Company’s liquidity and capital resources and operational requirements; statements about the standby credit facilities; expectations regarding the Company’s financing activities; statements regarding the Company’s maturing debt; statements related to credit ratings; statements regarding ongoing and planned projects, including expected results and completion dates; statements regarding expected future capital and development investments, the timing of these expenditures and the Company’s investment plans; statements regarding contractual obligations and other commercial commitments; statements related to the OEB; statements regarding future pension contributions; statements about non-GAAP measures; statements regarding recent accounting-related guidance; expectations related to tax impacts; and statements related to the Company’s acquisitions, including statements about Great Lakes Power Transmission LP. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2016 and 2015

obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s Distribution and Transmission Businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•	risks associated with the Province’s significant share ownership of Hydro One’s parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•	the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security and maintaining a complex information technology system infrastructure;

•	the risks related to the Company’s workforce demographic and its potential inability to attract and retain qualified personnel;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•	the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements with Inergi LP or Brookfield Global Integrated Solutions are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using US GAAP; and

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section “Risk Management and Risk Factors” in the 2015 MD&A.

In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.

Additional information about Hydro One, including the Company’s Annual Information Form for the year ended December 31, 2015, is available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml.